Bingham McCutchen LLP

2020 K Street, NW

Washington, DC 20006

Tel: 202.373.6000

Fax: 202.373.6001

www.bingham.com

December 4, 2013

US Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SPDR® Index Shares Funds: Post-Effective Amendment No. 55 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-92106 and 811-21145)

Ladies and Gentlemen:

On behalf of our client, SPDR® Index Shares Funds (the “Trust”), we are filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended, and under the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 55 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 55”). The purpose of PEA No. 55 is to make non-material changes to the Trust’s Prospectus and Statement of Additional Information for the SPDR MSCI Beyond BRIC ETF.

I hereby certify that PEA No. 55 does not contain disclosure that renders it ineligible to be filed under Rule 485(b).

Please contact me at (202) 373-6799 with your questions or comments.

Sincerely,

/s/ W. John McGuire

W. John McGuire

Enclosures